LORD ABBETT GLOBAL FUND, INC.

90 Hudson Street

Jersey City, NJ 07302

October 25, 2013

VIA EDGAR

Mr. Larry Greene

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Global Fund, Inc. (the “Company”)
File Nos. 33-20309 and 811-05476

Dear Mr. Greene:

Reference is made to Post-Effective Amendment No. 45 to the Company’s Registration Statement on Form N-1A (the “Registration Statement”) filed on August 13, 2013 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).1

This letter responds to comments you provided during a telephone call on Tuesday, October 1, 2013 at approximately 3:30 p.m. with Brooke A. Fapohunda and Christina Morse of Lord, Abbett & Co. LLC, the investment adviser to the Company and each of its series, regarding the Registration Statement. Your comments, and the Company’s responses thereto, are summarized below. Post-Effective Amendment No. 46 to the Registration Statement, which was filed yesterday with the Commission and is to become effective October 28, 2013 (the “Amendment”), reflects changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

[1]	Accession No. 0000930413-13-004210.

Mr. Larry Greene
October 25, 2013

Part A - Prospectus

1. Please file Tandy representations as EDGAR correspondence.

Response: The requested representations are included herein and filed as EDGAR correspondence.

2. Please revise the explanatory language that precedes the expense examples to reflect the disclosure as prescribed by Item 3 of Form N-1A.

Response: We elect to retain the current language.

We note that General Instruction C.1(d) of Form N-1A states that: “The requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” In addition, Instruction 1(b) to Item 3 states that a “Fund may modify the narrative explanations if the explanation contains comparable information….” We believe this variance in disclosure is appropriate and more precisely explains the expense data presented.

3. Please revise the language in the “Portfolio Turnover” paragraph immediately following the expense examples by removing the last sentence of the paragraph which, is not permitted or required by Form N-1A.

Response: We elect to retain the current language

We refer to our response to comment 2 above. In addition, we believe that a statement explaining the reason for the absence of the Fund’s portfolio turnover rate is appropriate and helpful to investors.

4. Please confirm in your comment response letter that all principal investment strategies and principal risks of the Fund have been summarized in the summary portion of the Fund’s prospectus.

Response: We confirm that all principal investment strategies and principal risks of the Fund have been summarized in the summary portion of the Fund’s prospectus.

5. Please add or identify any existing disclosure regarding the Fund’s ability to hold illiquid securities and to engage in active and frequent trading in light of the inclusion of liquidity risk and high portfolio turnover risk as principal risks of the Fund.

Response: Liquidity risk stems from the Fund’s strategy of investing in debt securities of emerging market countries and related derivatives, each of which may be difficult to buy or sell; high portfolio turnover risk stems from the Fund’s strategy of engaging in active and

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Mr. Larry Greene
October 25, 2013

frequent trading. These strategies are clearly disclosed in the “Principal Investment Strategies” section of the Fund’s prospectus.

6. Please revise the language under “Principal Investment Strategies” to clarify that the principal investments of the Fund comprising the 80% test are corporate debt securities rather than corporate fixed income securities and revise the disclosure to clarify the use of derivatives and how derivatives are valued for purposes of the 80% test.

Response: We have made the requested change to indicate that the principal investments of the Fund are corporate debt securities rather than corporate fixed income securities.

With respect to the derivatives disclosure, we are aware of the letter from Barry D. Miller of the Commission to Karrie McMillan of the Investment Company Institute (the “ICI”), dated July 30, 2010, regarding derivatives-related disclosures by investment companies (the “Letter to the ICI”). In our view, the Fund’s derivatives-related disclosure comports with the standards set forth in the Letter to the ICI. The prospectus and SAI disclosure describes the anticipated types of derivatives investments the Fund may use, the anticipated purposes for which the Fund may use such derivatives, and the consequent risks in a manner that we believe is neither overly brief nor overly technical.

We anticipate that emerging market corporate debt securities will exclusively or predominantly satisfy the Fund’s 80% test. To the extent the value of any derivatives is necessary to satisfy the Fund’s 80% test, the Fund will use the market (rather than the notional) value of the derivative instrument. We believe that the current disclosure adequately describes the use of derivatives with respect to the 80% policy.

For the reasons discussed above, we elect to retain the current language relating to derivatives and continue to believe it is appropriately tailored to the Fund.

7. Please delineate which of the investments listed in paragraph 3 under “Principal Investment Strategies” in the summary portion of the prospectus do not satisfy the Fund’s 80% investment policy.

Response: The Fund’s 80% investment policy is clearly articulated at the beginning of the section captioned “Principal Investment Strategies.” In our view, it logically follows that any investments that do not satisfy the 80% investment policy are subject to a 20% limit. Therefore, we believe it is not necessary to expressly state the inverse of the 80% investment policy. We elect to retain the current disclosure.

8. Please revise the language under “Principal Investment Strategies” in the summary portion of the prospectus to clarify the use of duration and maturity. In addition, please state the terms and any other salient features of the bonds in which the Fund invests.

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Mr. Larry Greene
October 25, 2013

Response: We elect to retain the current language, which states: “The Fund may invest in securities of any credit quality, maturity, or duration.” In addition, we note that the statutory prospectus includes more detailed disclosure relating to duration.

We do not believe it would be feasible or useful to summarize the terms or other salient features of every permutation of the bonds in which the Fund may invest. We note that such terms and features will vary widely based on counterparties, market conditions, transaction sizes, and other factors. Accordingly, we believe the current language is appropriate and avoids including excessive detail and technical terminology in accordance with the requirements of General Instruction C.1(c) of Form N-1A.

9. Please revise the disclosure under “Principal Investment Strategies” to provide more specific disclosure about the types of other asset-backed securities and inflation-linked investments in which the Fund may invest.

Response: We elect to retain the current disclosure.

We believe the current disclosure avoids disproportionately emphasizing possible investments or activities of the Fund that are not central to the Fund’s operations in accordance with the requirements of General Instruction C.1(c), while informing investors that the Fund may invest in other asset-backed securities and inflation-linked investments. In our view, the use of the term “other” signals to investors that the Fund may invest in security types that are the functional equivalent of the identified investments. This language does not, however, give the Fund an unfettered ability to invest in security types that do not have substantially similar investment characteristics, risk profiles, and structural features as those investments that are identified in the prospectus. We also believe the current disclosure provides needed investment flexibility to the Fund and is consistent with Commission Release IC-23064 (Feb. 10, 1998), which amended Form N-1A and provides that “Funds should limit disclosure in prospectuses generally to information that is necessary for an average or typical investor to make an investment decision. Detailed or highly technical discussions .. . . dilute the effect of necessary prospectus disclosure…”

10. Please revise the disclosure under “Principal Investment Strategies” in the summary section of the prospectus to include a definition of duration.

Response: We elect to retain the current language.

The following language is included under “Principal Investment Strategies” in the statutory prospectus:

“Duration is a mathematical concept that measures a portfolio’s exposure to interest rate changes. The longer an investment portfolio’s duration, the more sensitive it is to interest rate risk. The shorter an investment portfolio’s duration, the less sensitive it is to interest rate risk.”

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Mr. Larry Greene
October 25, 2013

We believe the existing disclosure approach is appropriate and restating the language in the summary portion of the prospectus is unnecessary because the Fund may invest in securities of any duration. In addition, we believe the current disclosure avoids including excessive detail and technical terminology in accordance with the requirements of General Instruction C.1(c) of Form N-1A.

11. Please revise the disclosure under “Principal Investment Strategies” to clarify whether the Fund may invest in defaulted bonds and disclose the lowest permissible credit rating of the securities in which the Fund may invest.

Response: The Fund may hold, but has no current intention to buy, bonds of issuers that are in default. However, the Fund may buy bonds of any credit quality, as disclosed in the following prospectus excerpt under “Principal Investment Strategies:”

“The Fund may invest in securities of any credit quality, maturity, or duration. The Fund may invest up to 100% of its assets in high-yield debt securities (commonly referred to as “below investment grade” or “junk” bonds). High yield debt securities are rated BB/Ba or lower (at the time of purchase) by an independent rating agency or are unrated but deemed by Lord Abbett to be of comparable quality.”

Accordingly, we elect to retain the current disclosure, which avoids disproportionately emphasizing possible investments or activities of the Fund that are not a significant part of the Fund’s operations in accordance with the requirements of General Instruction C.1(c), while informing investors that the Fund may invest in securities of any credit quality.

12. Please revise the disclosure under “Principal Investment Strategies” to clarify that the Fund will invest in securities economically tied to “emerging market countries” rather than “countries throughout the world.”

Response: We have made the requested change.

13. Please revise the risk disclosures under “Principal Risks” to specifically address the risks attendant to the various types of bonds in which the Fund may invest.

Response: In our view, the existing disclosure specifically addresses the risks attendant to the various types of bonds in which the Fund may invest without inundating investors with excessive detail. Furthermore, we believe the current disclosure meets the requirements of General Instruction C.1(a) to Form N-1A because it emphasizes the principal risks of investing in the Fund rather than the risks of each type of instrument in which the Fund may invest.

14. Please revise the risk disclosures under “Principal Risks” to more specifically address the risks of emerging market issuers rather than emerging markets more broadly.

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Mr. Larry Greene
October 25, 2013

Response: We believe the existing disclosure under “Emerging Market Risk” appropriately addresses the special risks inherent in investing in securities of issuers organized or operated in emerging markets. Other risk disclosures (such as “Fixed Income Securities Risk,” “Credit Risk,” and “High Yield Risk,” for example) address issuer-specific risks, to which emerging market issuers are subject. In our view, providing more granular “Emerging Market Issuer Risk” would repeat risks already discussed elsewhere in the prospectus. Consequently, we elect to retain the current disclosure.

15. Please revise the risk disclosure under “Principal Risks” regarding leverage to clarify the use of leverage in the Fund, and please confirm that leverage does not arise from the Fund borrowing money to purchase securities.

Response: We elect to retain the current disclosure. As disclosed under “Leverage Risk” in the “Principal Risks” section of the prospectus, the Fund may engage in leverage as a result of its derivatives investments. We confirm that the Fund will not borrow money to buy securities.

16. Please revise the caption “Geographic Concentration Risk” by deleting the word “concentration” and replacing it with the word “Focus” to avoid any confusion with the Investment Company Act’s concept of industry concentration.

Response: We have made the requested change.

17. Please revise the disclosure to conform the 80% policy throughout the prospectus indicating that the Fund invests in all types of corporate debt securities.

Response: We have made the requested change.

18. Under “Principal Investment Strategies” please expand the three parameters used to assess whether a security is economically tied to an emerging market country.

Response: These parameters were developed with input from investment and compliance personnel. Accordingly, these parameters comport with the portfolio managers’ investment philosophy, can be monitored by Lord Abbett’s compliance department, and are otherwise operationally supportable. We continually consider whether it may be prudent to add to or modify these criteria. At this time, we believe they remain appropriate and we therefore elect to retain the current disclosure.

We note that we believe the present approach is commonplace in the industry, and we have identified at least one unaffiliated fund, BlackRock Emerging Market Debt Portfolio, that follows a substantially similar approach.

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Mr. Larry Greene
October 25, 2013

Part B – Statement of Additional Information

19. Please confirm in your comment response letter that all non-principal investment strategies and non-principal risks of each Fund have been disclosed in the SAI.

Response: We confirm that all non-principal investment strategies and non-principal risks of each Fund have been disclosed in the SAI.

20. Please clearly distinguish principal investment strategies from non-principal investment strategies. Likewise, please clearly distinguish principal risks from non-principal risks.

Response: We believe principal investment strategies are clearly distinguished from non-principal investment strategies and principal risks are clearly distinguished from non-principal risks.

21. Please state the 33 1/3 borrowing limitation under “Fundamental Investment Restrictions.”

Response: We elect to retain the current language. We note that the 33 1/3 borrowing limitation already is stated in footnote 7 on page 2-1 of the SAI:

“Current federal securities laws prohibit the Fund from issuing senior securities (which generally are defined as securities representing indebtedness), except that the Fund may borrow money from banks in amounts of up to 33 1/3% of its total assets (including the amount borrowed).”

22. Please add an anti-leverage non-fundamental investment restriction if the Fund cannot engage in leverage.

Response: Please see our response to comment 15 above. Accordingly, no such non-fundamental investment restriction is required.

*     *     *     *     *

The Company acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. Larry Greene
October 25, 2013

If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary
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